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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

InSight Health Services Corp. (Name of Issuer)
Common Stock, $0.001 par value (Title of Class of Securities)
45766Q 10 1 (CUSIP Number)

Robert E. Healing, Esq.
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06431
(203) 373-2243
(Name, address, including zip code, and telephone number, including area code of agent for service)
Copies to:
Linda L. Curtis, Esq. Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071-3197 (213) 229-7000
October 17, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

(Continued on following pages)

(Page 1 of 2 Pages)

CUSIP No. 45766Q 10 1	SCHEDULE 13D	Page 2 of 2 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
	General Electric Company	(I.R.S. # 14-0689340)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / / (b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*	CO

    This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the Schedule 13D filed on behalf of General Electric Company, a New York corporation ("GE" or the "Reporting Person"), with the Securities and Exchange Commission on July 12, 1997 (the "Original Schedule 13D"), relating to the Common Stock, $0.001 par value per share ("Common Stock"), of InSight Health Services Corp., a Delaware corporation ("InSight" or the "Issuer"), as amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1"), filed by the Reporting Person on October 14, 1997, as further amended by Amendment No. 2 to Schedule 13D ("Amendment No. 2"), filed by the Reporting Person on July 5, 2001, and as further amended by Amendment No. 3 filed by the Reporting Person on October 9, 2001. This filing is for the purpose of reporting a change in ownership of the warrants to purchase shares of Common Stock (the "Warrants") and the shares of InSight Convertible Preferred Stock, Series D, par value $0.001 per share (the "Series D Preferred Stock"), described in Amendment No. 3.

    Except as disclosed in this Amendment No. 4, the information contained in the Original Schedule 13D, as amended by Amendment No. 1, as further amended by Amendment No. 2, and as further amended by Amendment No. 3 has not changed as of the date hereof. Items 4, 5, 6 and 7 are hereby amended and restated as follows:

Item 4—PURPOSE OF TRANSACTION:

    Effective as of October 17, 2001, GE converted all of the shares of Series D Preferred Stock owned by it into shares of InSight's Common Stock pursuant to a conversion notice delivered to InSight in accordance with the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series D, of InSight, on October 17, 2001.

    In accordance with the Merger Agreement among InSight, InSight Health Services Holdings Corp., a Delaware corporation ("Parent"), and JWCH Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"), dated as of June 29, 2001 (the "Merger Agreement"), as described in Amendment No. 3 and Item 6 below, the merger (the "Merger") of Acquisition with and into InSight occurred on October 17, 2001. Pursuant to the Merger, all of the shares of Common Stock and all of the Warrants owned by GE were converted into the right to receive $18.00 per share (less, in the case of the Warrants, the exercise price thereof) and, after the Merger, GE received such consideration for such Common Stock and Warrants.

    GE may acquire Common Stock or rights that are convertible into or exercisable for Common Stock or take any other action with respect to InSight or any of its debt or equity securities in any manner permitted by law. GE has no current plans to acquire any Common Stock or which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5—INTEREST IN SECURITIES OF THE ISSUER

  (a)
  GE does not beneficially own any shares of Common Stock.

  (b)
  Sole Power to Vote, Direct the Vote of or Dispose of Shares: 0 shares.

  (c)
  Recent Transactions:

    On October 17, 2001, all of the shares of Common Stock and Warrants owned by GE were converted, pursuant to the Merger Agreement, into cash consideration equal to $18.00 per share (less, in the case of the Warrants, the exercise price thereof).

  (d)
  Rights with Respect to Dividends or Sale Proceeds: N/A.

  (e)
  Date of Cessation of Five Percent Beneficial Ownership: October 17, 2001.

ITEM 6—CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Simultaneously with the execution of the Merger Agreement, GE entered into a Voting Agreement (the "Voting Agreement") with Parent and Acquisition, as described in Amendment No. 3. Under the terms of the Voting Agreement, (i) GE consented to the cancellation of the Warrants for consideration in accordance with the Merger, (ii) GE voted in favor of the Merger and the adoption of the Merger Agreement, and (iii) GE converted all of the shares of Series D Preferred Stock it owned into shares of Common Stock immediately prior to the effective time of the Merger. A copy of the Voting Agreement is attached as Exhibit 2 to Amendment No. 2 and is incorporated herein by reference. The Voting Agreement terminated upon the consummation of the Merger.

    On October 17, 2001, pursuant to the terms of the Merger Agreement the Merger occurred and each outstanding share of Common Stock of InSight, other than those shares owned by certain officers of InSight, was converted into the right to receive $18.00 per share in cash.

Item 7—MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description of Exhibit
1.	Voting Agreement, dated as of June 29, 2001, incorporated herein by reference to Amendment No. 2 to the Schedule 13D to which this Amendment No. 4 relates, filed by the Reporting Persons on July 5, 2001.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2001

GENERAL ELECTRIC COMPANY
By:	/s/ ELIZA FRASER, ESQ.
Name: Eliza Fraser, Esq.
Title: Associate Corporate Counsel

SCHEDULE I

GENERAL ELECTRIC COMPANY

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
DIRECTORS
J. I. Cash, Jr.	Harvard Business School Morgan Hall Soldiers Field Road Boston, MA 02163	Professor of Business Administration-Graduate School of Business Administration, Harvard University
S. S. Cathcart	222 Wisconsin Avenue Suite 103 Lake Forest, IL 60045	Retired Chairman, Illinois Tool Works
D. D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.
P. Fresco	Fiat SpA via Nizza 250 10126 Torino, Italy	Chairman of the Board, Fiat SpA
A. M. Fudge	4 Lowlyn Road Westport, CT 06880	Former Executive Vice President, Kraft Foods, Inc.
C. X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.
J. R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Chairman of the Board and Chief Executive Officer, General Electric Company
A. Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	President and Chief Executive Officer, Avon Products, Inc.
K. G. Langone	Invemed Associates, Inc. 375 Park Avenue New York, NY 10152	Chairman, President and Chief Executive Officer, Invemed Associates, Inc.
R. B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, New York 10019-7316	Chairman and Chief Executive Officer, Ogilvy & Mather Worldwide
S. G. McNealy	Sun Microsystems, Inc. 901 San Antonio Road Palo Alto, CA 94303-4900	Chairman, President and Chief Executive Officer, Sun Microsystems, Inc.
G. G. Michelson	Federated Department Stores 151 West 34th Street New York, NY 10001	Former Member of the Board of Directors, Federated Department Stores

S. Nunn	King & Spalding 191 Peachtree Street, N.E. Atlanta, GA 30303	Partner, King & Spalding
R. S. Penske	Penske Corporation 13400 Outer Drive, West Detroit, MI 48239-4001	Chairman of the Board and President, Penske Corporation
F. H. T. Rhodes	Cornell University 3104 Snee Building Ithaca, NY 14853	President Emeritus, Cornell University
G.L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company
A. C. Sigler	Champion International Corporation 1 Champion Plaza Stamford, CT 06921	Retired Chairman of the Board and CEO and former Director, Champion International Corporation
D. A. Warner III	J. P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 270 Park Avenue New York, NY 10017-2070	Chairman of the Board, J. P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York
R. C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, New York 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.
Citizenship
	P. Fresco	Italy
	C. X. Gonzalez	Mexico
	Andrea Jung	Canada
	All Others	U.S.A.
EXECUTIVE OFFICERS
J. R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Chairman of the Board and Chief Executive Officer
P. D. Ameen	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Comptroller
J. R. Bunt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Treasurer

D. C. Calhoun	General Electric Company 1 Neumann Way Cincinnati, OH 05215	Senior Vice President—GE Aircraft Engines
J.P. Campbell	General Electric Company Appliance Park Louisville, KY 40225	Vice President—GE Appliances
W. J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Human Resources
D. D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.
S. C. Donnelly	General Electric Company One Research Circle Niskayuna, NY 12309	Senior Vice President—Corporate Research and Development
M. J. Espe	General Electric Company Nela Park Cleveland, OH 44112	Senior Vice President—GE Lighting
Y. Fujimori	General Electric Company 1 Plastics Avenue Pittsfield, MA 01201	Senior Vice President—GE Plastics
B. W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—General Counsel and Secretary
J. M. Hogan	General Electric Company P. O. Box 414 Milwaukee, WI 53201	Senior Vice President—GE Medical Systems
J. Krenicki, Jr.	General Electric Company 2901 East Lake Road Erie, PA 16531	Vice President—GE Transportation Systems
R. W. Nelson	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President—Corporate Financial Planning and Analysis
G. M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Chief Information Officer
J. G. Rice	General Electric Company 1 River Road Schenectady, NY 12345	Senior Vice President—GE Power Systems
G. L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice Chairman of the Board and Executive Officer

K. S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President—Finance and Chief Financial Officer
L. G. Trotter	General Electric Company 41 Woodford Avenue Plainville, CT 06062	Senior Vice President—GE Industrial Systems
W.A. Woodburn	General Electric Company 41 Woodford Avenue Plainville, CT 06062	Senior Vice President—GE Specialty Materials
R. C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, New York 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.
Citizenship of All Executive Officers
	Yoshiaki Fujimori	Japan
	All Others	U.S.A.

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  Item 4—PURPOSE OF TRANSACTION
  Item 5—INTEREST IN SECURITIES OF THE ISSUER
  ITEM 6—CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
  Item 7—MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE
SCHEDULE I GENERAL ELECTRIC COMPANY